Filed pursuant to Rule 433

Registration Statement No. 333-214396

Issuer Free Writing Prospectus dated November 21, 2016

Relating to Prospectus Supplement dated November 21, 2016

(To Prospectus dated November 18, 2016)

TERM SHEET

Avino Silver & Gold Mines Ltd.

Public Offering of Units

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A prospectus supplement to the base prospectus dated November 18, 2016 will also be filed with the Securities and Exchange Commission (SEC) in the United States and will contain important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented by the prospectus supplement to be filed with the SEC, in that registration statement and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com or by contacting H.C. Wainwright & Co., 430 Park Avenue, New York, NY 10022, email: placements@hcwco.com.

Issuer:	Avino Silver & Gold Mines Ltd. (the “Company”)

Issued Securities:

6,370,000 Units of the Company (the “Units” and the offering of such Units, the “Offering”). Each Unit is comprised of one (1) common share in the capital of the Company (each, a “Common Share”) and one half (1/2) Common Share purchase warrant (each whole warrant, a “Warrant”).

Size of Issue:	US $10,000,900 (Approximately Cdn $13,500,000)

Issue Price:	US $1.57 per Unit (the “Issue Price”)

Warrants:	Each Warrant shall entitle the holder to purchase one Common Share (each, a “Warrant Share”) at US $2.00 at any time on or before the date which is 36 months after the Closing Date.

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Over-Allotment Option:

The Underwriters will have an option, exercisable, in whole or in part, in the sole discretion of the Underwriters (as defined below) for a period of up to 30 days after the Closing Date (as defined below), to purchase up to an additional 955,500 Units at the Issue Price on the same terms and conditions as set forth herein.

Underwriters:

Cantor Fitzgerald Canada Corporation (“CFCC”) will act as a sole bookrunner and Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC will act as lead manager, on behalf of a syndicate of underwriters including:

CFCC – 41.5%

Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC – 39.5%

Euro Pacific Capital, Inc. – 7.0%

Roth Capital Partners, LLC – 7.0%

Echelon Wealth Partners Inc. – 2.5%

Haywood Securities Inc. – 2.5%

(collectively, the “Underwriters”)

Form of Underwriting:

“Bought deal” offering by way of a prospectus supplement in Canada and prospectus supplement to the Company’s shelf registration statement in the United States, subject to a mutually acceptable underwriting agreement containing the industry standard “Disaster Out”, “Regulatory Out”, “Litigation Out” and “Material Adverse Change Out” clauses running until the Closing Date (as defined below).

Plan of Distribution:

The Underwriters may sell Units in each of the provinces of Canada other than Québec, or in the case of Cantor Fitzgerald Canada Corporation, in the United States through its U.S. affiliate, Cantor Fitzgerald & Co. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, Roth Capital Partners, LLC and Euro Pacific Capital, Inc. are not registered as investment dealers in any Canadian jurisdiction and, accordingly, will only sell Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada. Subject to applicable law, the Underwriters may offer to sell the Units outside of Canada and the United States.

Jurisdictions:

The United States and all provinces of Canada (except Québec). The Units may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

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Underwriters’ Fees:

The Company shall pay the Underwriters a commission equal to 7.0% of the gross proceeds of the Offering. The Company will also pay all fees and expenses relating to the Offering whether or not it is completed, inclusive of disbursements and taxes, subject to the limitations described in the underwriting agreement dated November 21, 2016.

Use of Proceeds:	To advance the exploration and development of the Company’s Avino Mine and the exploration and development of the Company’s Bralorne Mine Property, and for general working capital.
Listing:

Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the Offering, including TSX Venture Exchange (“TSXV”) and NYSE MKT approval of the listing of the Common Shares (including the Common Shares comprising the Units and the Warrant Shares issuable upon exercise of the Warrants). The Warrants will be listed on TSXV at the Closing Date, but will not be listed on the NYSE MKT.

Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.
Closing Date:	On or about November 28, 2016 or such other date as the Company and the Underwriters mutually agree (the “Closing Date”).

An investment in the Units involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in the base shelf prospectus and prospectus supplement under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information”. This Offering is made by a Canadian issuer that is permitted under a multi-jurisdictional disclosure system adopted by the United States and Canada to prepare the base shelf prospectus and prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and may not be comparable to financial statements of United States companies. Prospective investors should be aware that the acquisition of the Units described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the base shelf prospectus or prospectus supplement. Prospective investors should read the tax discussion contained in the base shelf prospectus under the heading “Certain Income Tax Considerations” and in the prospectus supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is governed by the laws of Canada, that some of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a portion of the assets of the Company and said persons are located outside the United States

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